UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION


		     Washington, D. C. 20549





			   FORM 11-K





[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934


	     For the fiscal year ended December 31, 1998


			     OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934




		  Commission file number 1-8841




	   Employee Thrift and Retirement Savings Plan for
     Bargaining Unit Employees of Florida Power & Light Company
		    (Full title of the plan)





			  FPL GROUP, INC.
     (Name of issuer of the securities held pursuant to the plan)





		    700 Universe Boulevard
		   Juno Beach, Florida 33408
	    (Address of principal executive office)





		   INDEPENDENT AUDITORS' REPORT


EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
 An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1998, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Miami, Florida
June 25 , 1999




	       EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
	  BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
	      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



											      December 31,
											  1998            1997
										      ----------------------------
ASSETS
Accrued interest receivable - ESOP Account .......................................    $        451    $        807

General investments, at fair value:
  Interest-bearing cash ..........................................................       4,168,512       3,392,253
  Loans to participants - other ..................................................      17,932,309      20,486,666
  Value of interest in master trusts .............................................      94,209,191     104,949,313
  Value of interest in registered investment companies ...........................     173,431,782     162,689,431

      Total general investments ..................................................     289,741,794     291,517,663

Employer securities, at fair value:
  Employer securities held by the Plan ...........................................     169,000,743     172,496,768
  Leveraged ESOP employer securities .............................................     151,938,149     167,941,739

      Total employer securities ..................................................     320,938,892     340,438,507

Total assets .....................................................................     610,681,137     631,956,977

LIABILITIES
Interest payable - ESOP Account ..................................................         314,032         349,987
Acquisition indebtedness of Leveraged ESOP .......................................      97,223,558     108,355,178

Total liabilities ................................................................      97,537,590     108,705,165

NET ASSETS AVAILABLE FOR BENEFITS ................................................    $513,143,547    $523,251,812

The accompanying Notes to Financial Statements are an integral part of these statements.



	      EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
	BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



										      Year Ended December 31, 1998
										      ----------------------------
INCOME
Contributions:
  Received from participants .....................................................    $13,020,464
  Noncash contributions (from employer) ..........................................      5,499,153
    Total contributions ..........................................................                    $ 18,519,617

Earnings on investments:
  Interest:
    Interest-bearing cash ........................................................        180,032
    Other loans (participant loans) ..............................................      1,566,110
      Total interest .............................................................                       1,746,142

  Common stock dividends .........................................................                       4,748,297

  Net appreciation in fair value of investments:
    Employer securities ..........................................................      5,154,826
    Master trusts ................................................................     11,111,896
    Registered investment companies ..............................................     38,019,625
      Total net appreciation in fair value of investments ........................                      54,286,347
Total income .....................................................................                      79,300,403

EXPENSES
Benefit payments to participants or beneficiaries ................................                      79,859,000
Administrative expenses ..........................................................                          58,915
  Total expenses .................................................................                      79,917,915

NET LOSS..........................................................................                        (617,512)

TRANSFERS
Transfers from the Plan - net ....................................................     (4,654,382)
Effect of current year Leveraged ESOP activity ...................................     (4,836,371)
Total transfers to the Plan ......................................................                      (9,490,753)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 ...........................                     523,251,812

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ...........................                    $513,143,547

The accompanying Notes to Financial Statements are an integral part of these statements.



		  EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
	    BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
			NOTES TO FINANCIAL STATEMENTS
		     For the year ended December 31, 1998

1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan and the FPL Group Employee Thrift Plan (Group Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). The Plan has been designated as an Employee Stock Ownership Plan. Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL or Company) whose compensation is established under a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers AFL-CIO through its System Council U-4 (Bargaining Unit). Bargaining Unit employees are eligible to participate in the Plan on the first day of the month coincident with the completion of six continuous full months of service or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 1998 to a maximum of $10,000 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan (Leveraged
ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock). The Trust purchased Common Stock from FPL Group, Inc. (FPL Group) using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the ESOP Account.

The Company has in place a Flexible Dividend Program which enables participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to participants include reinvestment of dividends in Company Stock; distribution of dividends in cash; distribution of dividends in cash and contribution of an equivalent amount of their compensation to their thrift plan account; or a partial distribution with the balance reinvested in Common Stock.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver or After Tax Contributions, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the Group Plan.

Effective April 1999, the Plan was amended to add special eligibility and vesting rules, as well as a separate company matching benefit, applicable to employees of FPL Energy Maine Operating Services, LLC. Employees of FPL Energy Maine, other than certain transition employees, become eligible to join the plan only upon completion of twelve full calendar months of service.
 Company matching contributions equal to 60% of the first 5 percent of compensation contributed by an FPL Energy Maine employee, and 50% of the sixth and seventh percentage of compensation contributed, are provided. Company matching contributions are, at all times fully vested.

The Plan's investment options include fourteen core funds: eleven "mix your own" investment options and three "pre-mixed" investment strategies. The "mix your own" investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts and Common Stock. The "pre-mixed" investment strategy options are made up of different allocations of the "mix your own" investment options providing various combinations of stocks and fixed income investments.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 3,597. Company contributions are primarily made from Common Stock shares released from the ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan or may be applied to administrative expenses. A Member who has attained at least the age of fifty and completed five years of service while a Member will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. Company contributions made on behalf of business managers and others employed by the Bargaining Unit and serving on Company property while on a leave of absence from the Company will be reimbursed by the Bargaining Unit.

A Member may borrow from his or her account during his or her employment under certain conditions. At December 31, 1998, the loan interest rate was 8.5%.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Group Plan. The transfers arise as a result of members transferring between bargaining unit and non-bargaining unit status while employed at FPL.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The FPL Group Company stock is valued at its quoted market price. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date.
 Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. The contract value of investment contracts at December 31, 1998, which are held in the Conservative Investment Strategy, Moderate Growth Investment Strategy, Long-Term Growth Investment Strategy, and FPL Managed Income Portfolio was $2,101,000, $5,032,000, $1,710,000 and $44,160,000, respectively. As of the same date, the fair value of investment contracts in these funds was $2,066,000, $4,949,000, $1,682,000, and $43,434,000, respectively. At
December 31, 1997 the contract value of investment contracts for these funds was $2,515,000, $5,325,000, $1,729,000 and $55,453,000, respectively, with fair values of $2,538,000, $5,372,000, $1,745,000 and $55,947,000,
respectively. The average yield for the portfolio of investment contracts was 6.58% and 6.67% for 1998 and 1997, respectively. The crediting interest rate at December 31, 1998 and 1997 was 5.61% and 6.43%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the Group Plan.
The ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the ESOP Account and distributed to Members' accounts in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares distributed to Member accounts is not affected by these allocations.

Condensed financial statements of the ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Distributions of shares to the plans are presented as noncash contributions in the financial statements of each plan.



									Total ESOP         The
									 Account        Group Plan       The Plan
								       ------------     -----------    ------------
Allocation percentage .............................................         100%             71%             29%

Accrued interest ..................................................    $      1,561    $      1,110    $        451
Employer securities ...............................................     526,385,960     374,447,811     151,938,149
  Total assets ....................................................     526,387,521     374,448,921     151,938,600

Interest payable ..................................................       1,087,957         773,925         314,032
Acquisition indebtedness ..........................................     336,828,613     239,605,055      97,223,558
  Total liabilities ...............................................     337,916,570     240,378,980      97,537,590

Net assets at December 31, 1998 ...................................    $188,470,951    $134,069,941    $ 54,401,010

Contributions received from employer ..............................    $ 14,449,150
Interest income ...................................................           5,856
Dividends .........................................................      17,463,713
Net appreciation in fair value of investments .....................      22,169,901
  Total income ....................................................      54,088,620

Interest expense ..................................................      32,951,116

Net income ........................................................      21,137,504    $ 15,036,291    $  6,101,213
Distribution of shares to plans ...................................     (18,942,956)    (13,443,803)     (5,499,153)
Transfers to (from) the plan ......................................               -       5,438,431      (5,438,431)
Effect of current year Leveraged ESOP activity on net assets ......       2,194,548       7,030,919      (4,836,371)
Net assets at December 31, 1997 ...................................     186,276,403     127,039,022      59,237,381
Net assets at December 31, 1998 ...................................    $188,470,951    $134,069,941    $ 54,401,010



3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for both the Plan and the Group Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness matures in 2019, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the ESOP Account and ESOP shares distributed to Member accounts, along with cash contributions from FPL Group. For those dividends on shares allocated to Member accounts used to repay the loan, additional shares, equal in value to those dividends, will be allocated to Member accounts. In 1998, dividends received from shares held by the ESOP and shares distributed to Member accounts totaled approximately $17,464,000 and $4,946,000, respectively. Cash contributed in 1998 by FPL Group for the debt service shortfall totaled approximately $14,449,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares distributed to Member accounts for debt service. During 1998, 380,824 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 1999 - $1,825,100; 2000 - $1,872,600; 2001 -
$3,883,000; 2002 - $4,451,600; 2003 - $5,023,600 and thereafter -
$319,773,000.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the ESOP Account or in cash which is used to purchase Common Stock by the Trustee. Such amounts are reported as noncash contributions (from employer)
 and contributions received from employer, respectively. For 1998, all Company contributions were made in Common Stock released from the ESOP Account.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5.  Statement of Net Assets Available for Benefits Information by
Investment Fund Option

Information about the Statements of Net Assets Available for Benefits by investment fund option is as follows:



											       December 31,
											  1998            1997
										      ------------    ------------
Interest-bearing cash:
  Fidelity Retirement Government Money Market Portfolio ...........................   $  4,168,512    $  3,392,253

Value of interest in master trusts:
  Conservative Investment Strategy ................................................   $  3,755,156    $  4,534,809
  Moderate Growth Investment Strategy .............................................     21,430,677      22,450,113
  Long-term Growth Investment Strategy ............................................     23,347,959      21,003,320
  Short-term liquid investments maintained in FPL Group Company Stock Fund ........      1,515,743       1,508,412
  FPL Managed Income Portfolio ....................................................     44,159,656      55,452,659
										      $ 94,209,191    $104,949,313
Value of interest in registered investment companies:
  Fidelity U.S. Bond Index Fund ...................................................   $  5,393,535    $  5,290,064
  Spartan U.S. Equity Index Fund ..................................................     66,615,475      63,480,060
  T. Rowe Price Equity Income Fund ................................................      4,507,930       4,151,308
  Fidelity Magellan Fund ..........................................................     51,044,588      45,005,559
  Fidelity OTC Portfolio ..........................................................     29,550,426      23,911,787
  Brandywine Fund, Inc.  ..........................................................      5,381,375       8,922,266
  Fidelity Overseas Fund ..........................................................     10,111,241      11,212,001
  Templeton Foreign Fund I ........................................................        827,212         716,386
										      $173,431,782    $162,689,431

FPL Group Company Stock Fund ......................................................   $169,000,743    $172,496,768

Loan Fund .........................................................................   $ 17,932,309    $ 20,486,666





6. Statement of Changes in Net Assets Available for Benefits Information by Investment Fund Option

Information about the Statement of Changes in Net Assets Available for Benefits by investment fund option is as follows:

							    Fidelity
							    Retirement                   Moderate       Long-term
							    Government    Conservative    Growth         Growth
							    Money Mkt.     Investment    Investment     Investment
							    Portfolio      Strategy      Strategy       Strategy
							    ----------    ------------   ----------     ----------
INCOME
Contributions ..........................................    $  157,073    $   73,836    $   642,183    $ 1,150,769
Interest ...............................................       180,032             -              -              -
Net appreciation in fair value of investments in
    master trusts.......................................             -       385,558      3,618,350      4,470,157
  Total income .........................................       337,105       459,394      4,260,533      5,620,926

EXPENSES
Benefit payments to participants or beneficiaries ......     1,379,608     1,543,692      4,092,190      2,458,835
Administrative expenses ................................         1,284           657          1,628          1,566
  Total expenses .......................................     1,380,892     1,544,349      4,093,818      2,460,401

NET INCOME (LOSS).......................................    (1,043,787)   (1,084,955)       166,715      3,160,525

TRANSFERS
Net transfers to (from) the Plan .......................        (5,539)      (36,224)      (284,753)      (206,495)
Net exchanges between investment funds .................     1,845,952       330,780       (973,292)      (804,442)
Net participant loan activity ..........................       (20,367)       10,746         71,894        195,051
  Total transfers ......................................     1,820,046       305,302     (1,186,151)      (815,886)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 .     3,392,253     4,534,809     22,450,113     21,003,320
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .    $4,168,512    $3,755,156    $21,430,677    $23,347,959




							  FPL Managed     Fidelity         Spartan     T. Rowe Price
							    Income        U.S. Bond      U.S. Equity      Equity
							   Portfolio     Index Fund      Index Fund     Income Fund
							  -----------    ----------     ------------   -------------
INCOME
Contributions ..........................................  $ 1,485,331    $  239,284     $ 2,390,622     $  267,948
Net appreciation in fair value of investments in
  master trusts ........................................    2,637,831             -               -              -
Net appreciation in fair value of investments in
  registered investment companies ......................            -       422,850      14,880,588        414,503
    Total income .......................................    4,123,162       662,134      17,271,210        682,451

EXPENSES
Benefit payments to participants or beneficiaries ......   21,183,277       894,794      10,393,948        954,747
Administrative expenses ................................            -         5,870          27,656              -
    Total expenses .....................................   21,183,277       900,664      10,421,604        954,747

NET INCOME (LOSS).......................................  (17,060,115)     (238,530)      6,849,606       (272,296)

TRANSFERS
Net transfers to (from) the Plan .......................    1,231,875       (97,743)     (1,146,364)       (20,567)
Net exchanges between investment funds .................    4,356,804       377,156      (2,927,781)       645,099
Net participant loan activity ..........................      178,433        62,588         359,954          4,386
    Total transfers ....................................    5,767,112       342,001      (3,714,191)       628,918

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 .   55,452,659     5,290,064      63,480,060      4,151,308
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .  $44,159,656    $5,393,535     $66,615,475     $4,507,930




							   Fidelity       Fidelity                       Fidelity
							   Magellan         OTC          Brandywine      Overseas
							     Fund         Portfolio      Fund, Inc.        Fund
							  -----------    -----------    -----------     -----------
INCOME
Contributions ..........................................  $ 2,139,575    $ 1,281,833    $  566,086      $   686,301
Net appreciation (depreciation) in fair value
  of investments in registered investment companies ....   12,976,154      8,384,246      (129,695)       1,125,841
    Total income .......................................   15,115,729      9,666,079       436,391        1,812,142

EXPENSES
Benefit payments to participants or beneficiaries ......    7,543,611      3,648,099       649,795        2,085,234
Administrative expenses ................................        8,691            614             -              405
    Total expenses .....................................    7,552,302      3,648,713       649,795        2,085,639

NET INCOME (LOSS) ......................................    7,563,427      6,017,366      (213,404)        (273,497)

TRANSFERS
Net transfers to (from) the Plan .......................     (797,673)      (384,174)      (60,298)        (342,855)
Net exchanges between investment funds .................   (1,060,686)      (272,483)   (3,409,323)        (645,453)
Net participant loan activity ..........................      333,961        277,930       142,134          161,045
    Total transfers ....................................   (1,524,398)      (378,727)   (3,327,487)        (827,263)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 .   45,005,559     23,911,787     8,922,266       11,212,001
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .  $51,044,588    $29,550,426    $5,381,375      $10,111,241




									       FPL Group
							      Templeton         Company             Loan
							    Foreign Fund I     Stock Fund           Fund
							    --------------    ------------      -----------
INCOME
Contributions ..........................................      $ 72,079        $  7,366,697                -
Interest and dividends .................................             -           4,748,297      $ 1,566,110
Net appreciation in fair value of investments in
  employer securities ..................................             -           5,154,826                -
Net depreciation in fair value of investments
  in registered investment companies ...................       (54,862)                  -                -
  Total income .........................................        17,217          17,269,820        1,566,110

EXPENSES
Benefit payments to participants or beneficiaries ......        73,181          21,131,271        1,826,718
Administrative expenses ................................             -              10,544                -
  Total expenses .......................................        73,181          21,141,815        1,826,718

NET INCOME (LOSS) ......................................       (55,964)         (3,871,995)        (260,608)

TRANSFERS
Net transfers to (from) the Plan .......................       (16,704)         (2,195,378)               -
Net exchanges between investment funds .................       176,435           2,361,234                -
Net participant loan activity ..........................         7,059             217,445       (2,293,749)
  Total transfers ......................................       166,790             383,301       (2,293,749)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 .       716,386         174,005,180       20,486,666
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 .      $827,212        $170,516,486      $17,932,309



7.  Income Taxes

In June 1996, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated through January 1, 1995, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to members.

Company contributions to the Plan on a Member's behalf, the Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan participants. Trustee's fees and expenses are paid by FPL Group (which may charge each company under the Plan its allocated share) and, therefore, are not reflected in the financial statements.


9.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.

												Percent of
											  Interest in Master Trust
												December 31,
											    1998            1997
											  ------------------------
FPL MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      79.5%           73.5%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      20.5%           26.5%

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      83.3%           78.8%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      16.7%           21.2%

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      73.3%           69.9%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      26.7%           30.1%

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      74.1%           72.2%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      25.9%           27.8%




			    FPL MANAGED INCOME PORTFOLIO
		    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

											       December 31,
											   1998            1997
										       ------------    ------------
ASSETS

General investments:
  Value of unallocated insurance and financial institution contracts ...............   $215,032,918    $209,333,382

Total assets .......................................................................    215,032,918     209,333,382

LIABILITIES ........................................................................              -               -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................   $215,032,918    $209,333,382



	   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													Year Ended
												       December 31,
													   1998
												       ------------
INCOME
Contributions received from participants ..........................................................    $  5,084,319

Earnings on investments:
  Interest ........................................................................................      12,692,170

Total income ......................................................................................      17,776,489

EXPENSES
Benefit payments to participants or beneficiaries .................................................      36,079,386

Account maintenance fees ..........................................................................           7,506

Total expenses ....................................................................................      36,086,892

NET INCOME (LOSS) .................................................................................     (18,310,403)

TRANSFERS
Transfers into fund ...............................................................................     258,681,796
Transfers out of fund .............................................................................    (234,671,857)

Net transfers .....................................................................................      24,009,939

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 ............................................     209,333,382

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................    $215,032,918




		   CONSERVATIVE INVESTMENT STRATEGY
	     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

												 December 31,
											     1998           1997
											 -----------    -----------
ASSETS
Receivables:
  Income ...........................................................................     $    87,211    $    94,080
  Other  ...........................................................................               -         25,847
      Total receivables ............................................................          87,211        119,927

General investments:
  Value of unallocated insurance and financial institution contracts ...............      12,608,477     11,853,200
  Mutual funds .....................................................................       9,839,133      9,388,949

      Total general investments ....................................................      22,447,610     21,242,149

Total assets .......................................................................      22,534,821     21,362,076

LIABILITIES ........................................................................             161            176

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $22,534,660    $21,361,900



	  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													   1998
													------------

INCOME
Contributions received from participants ..........................................................     $   365,513

Earnings on investments:
  Interest ........................................................................................         757,539
  Dividends .......................................................................................         466,062
  Net appreciation in fair value of investments ...................................................       1,165,450

Total income ......................................................................................       2,754,564

EXPENSES
Benefit payments to participants or beneficiaries .................................................       2,510,489

Account maintenance fees ..........................................................................           1,518

Total expenses ....................................................................................       2,512,007

NET INCOME ........................................................................................         242,557

TRANSFERS
Transfers into fund ...............................................................................       7,449,081
Transfers out of fund .............................................................................      (6,518,878)

Net transfers .....................................................................................         930,203

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 ............................................      21,361,900

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................     $22,534,660




		  MODERATE GROWTH INVESTMENT STRATEGY
	    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

												 December 31,
											     1998           1997
											 -----------    -----------
ASSETS
Receivables:
  Income ...........................................................................     $   187,945    $   205,402
  Other ............................................................................               -            686
    Total receivables ..............................................................         187,945        206,088

General investments:
  Value of unallocated insurance and financial institution contracts ...............      18,811,810     17,684,993
  Mutual funds .....................................................................      61,272,710     56,678,220

      Total general investments ....................................................      80,084,520     74,363,213

Total assets .......................................................................      80,272,465     74,569,301

LIABILITIES ........................................................................         150,829          9,549

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $80,121,636    $74,559,752



	  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													    1998
													------------
INCOME
Contributions received from participants ..........................................................     $  2,672,061

Earnings on investments:
  Interest ........................................................................................        1,138,493
  Dividends .......................................................................................        2,811,446
  Net appreciation in fair value of investments ...................................................       10,090,030

Total income ......................................................................................       16,712,030

EXPENSES
Benefit payments to participants or beneficiaries .................................................        6,884,091

Account maintenance fees ..........................................................................            4,766

Total expenses ....................................................................................        6,888,857

NET INCOME ........................................................................................        9,823,173

TRANSFERS
Transfers into fund ...............................................................................       13,432,457
Transfers out of fund .............................................................................      (17,693,746)

Net transfers .....................................................................................       (4,261,289)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 ............................................       74,559,752

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................     $ 80,121,636





		 LONG-TERM GROWTH INVESTMENT STRATEGY
	   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

												 December 31,
											     1998           1997
											 -----------    -----------
ASSETS
Receivables:
  Income ...........................................................................     $   100,298    $    93,471
  Other ............................................................................               -         21,324
    Total receivables ..............................................................         100,298        114,795

General investments:
  Value of unallocated insurance and financial institution contracts ...............       6,610,050      6,214,020
  Mutual funds .....................................................................      83,547,773     69,328,846

      Total general investments ....................................................      90,157,823     75,542,866

Total assets .......................................................................      90,258,121     75,657,661

LIABILITIES ........................................................................             578        192,276

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $90,257,543    $75,465,385




	 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													    1998
													------------
INCOME
Contributions received from participants ..........................................................     $  4,755,798

Earnings on investments:
  Interest ........................................................................................          408,612
  Dividends .......................................................................................        3,091,085
  Net appreciation in fair value of investments ...................................................       13,844,596

Total income ......................................................................................       22,100,091

EXPENSES
Benefit payments to participants or beneficiaries .................................................        5,009,291

Account maintenance fees ..........................................................................            5,506

Total expenses ....................................................................................        5,014,797

NET INCOME ........................................................................................       17,085,294

TRANSFERS
Transfers into fund ...............................................................................       16,283,866
Transfers out of fund .............................................................................      (18,577,002)

Net transfers .....................................................................................       (2,293,136)

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1997 ............................................       75,465,385

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 1998 ............................................     $ 90,257,543





ATTACHMENT:  Schedule 1
 FORM 5500:  Line 27 (a)



		 FLORIDA POWER & LIGHT COMPANY
			EIN 59-0247775

	   EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
	      FOR THE BARGAINING UNIT EMPLOYEES OF
		 FLORIDA POWER & LIGHT COMPANY

			   PLAN #003

			PLAN YEAR:  1998




ASSETS HELD FOR INVESTMENT AS OF DECEMBER 31, 1998





											Historic        Current
 Units/Shares                            Fund Name                           Price        Cost           Value
--------------     -----------------------------------------------------   -------    ------------    ------------
 4,168,511.970     Fidelity Retirement Government Money Market Portfolio   $  1.00    $  4,168,512    $  4,168,512
   234,990.995     Conservative Investment Strategy                        $ 15.98       2,622,483       3,755,156
 1,112,126.461     Moderate Growth Investment Strategy                     $ 19.27      13,755,462      21,430,677
 1,096,148.313     Long-Term Growth Investment Strategy                    $ 21.30      14,672,555      23,347,959
44,159,655.760     FPL Managed Income Portfolio                            $  1.00      44,159,656      44,159,656
   489,431.472     Fidelity U.S. Bond Index Fund                           $ 11.02       5,234,248       5,393,535
 1,515,365.672     Spartan U.S. Equity Index Fund                          $ 43.96      39,028,647      66,615,475
   171,339.051     T. Rowe Price Equity Income Fund                        $ 26.31       4,573,797       4,507,930
   422,484.588     Fidelity Magellan Fund                                  $120.82      36,922,872      51,044,588
   677,296.030     Fidelity OTC Portfolio                                  $ 43.63      21,860,918      29,550,426
   177,720.444     Brandywine Fund, Inc.                                   $ 30.28       5,735,151       5,381,375
   281,023.918     Fidelity Overseas Fund                                  $ 35.98       8,909,384      10,111,241
    98,595.006     Templeton Foreign Fund I                                $  8.39         968,388         827,212
 7,446,528.639     FPL Company Stock Fund                                  $ 16.55      71,867,863     123,240,049
 2,841,132.023     FPL Company Stock Fund - LESOP                          $ 16.64      31,570,735      47,276,437
 2,465,528.000     Leveraged ESOP Employer Securities                      $ 61.63      71,500,312     151,938,149
		   Outstanding Loan Balances (7.5% to 9.75%;                            17,932,309      17,932,309
		     maturing 1999-2003)

		   Total Assets Held for Investment                                   $395,483,292    $610,680,686




ATTACHMENT:  Schedule 2
 FORM 5500:  Line 27 (d)



		   FLORIDA POWER & LIGHT COMPANY
			  EIN 59-0247775

	   EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
	      FOR THE BARGAINING UNIT EMPLOYEES OF
		 FLORIDA POWER & LIGHT COMPANY

			  PLAN #003

		      PLAN YEAR:  1998



	TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE
	    CURRENT VALUE OF PLAN ASSETS FOR THE
	       YEAR ENDED DECEMBER 31, 1998







	Transaction by                      Total             Total        Number of      Number         Realized
	Fund or Carrier                   Purchases           Sales        Purchases     of Sales       Gain (Loss)
-------------------------------          -----------       -----------     ---------     --------      ------------
FPL Managed Income Portfolio             $46,412,960       $57,705,963        254           252                  -
FPL Group Company Stock Fund             $28,360,978       $36,651,977        252           252        $ 9,537,115
Fidelity Magellan Fund                   $18,533,866       $23,082,924        252           248        $ 2,466,538
Fidelity OTC Portfolio                   $18,642,503       $19,832,421        252           247        $   785,594
Spartan U.S. Equity Index Fund           $23,485,758       $33,870,485        252           249        $ 6,580,415




SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 25, 1999       Employee Thrift and Retirement Savings Plan
			   -------------------------------------------
				for Bargaining Unit Employees of
				  Florida Power & Light Company
					 (Name of Plan)



By:    JAMES K. PETERSON
       -----------------
       James K. Peterson
       Director, Human Resources Centers of Expertise






		      INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in Post-Effective Amendment No. 2 to Registration Statement No. 33-33215 on Form S-8 and Registration Statement No. 333-30695 on Form S-8 of our report dated June 25, 1999 on the financial statements of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company for the year ended December 31, 1998 appearing in this Annual Report on Form 11-K of FPL Group, Inc. for the year ended December 31, 1998.




DELOITTE & TOUCHE LLP

Miami, Florida
June 25, 1999